Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-267520

August 20, 2024

NYSE The Exchange Transcript:

Douglas Yones:

Hello, and welcome to today's edition of The Exchange, brought to you by the New York Stock Exchange. I'm live on the floor with George Milling-Stanley. He's Chief Gold Strategist at SSGA. George, thank you for joining.

George Milling-Stanley:

Thanks for inviting me.

Douglas Yones:

So, it's 2024. What's gold been doing this year?

George Milling-Stanley:

We're doing pretty well. It's up about 17% year to date, setting fresh all-time highs on a number of occasions, and it's firmly established itself over the $2,000 an ounce level, which have proven difficult for the last few years. So, it's done very well.

Douglas Yones:

Are there particular drivers, you know? What's sort of pushing the performance this year?

George Milling-Stanley:

I think a lot of different things. The jewelry demand is very strong, especially in the emerging markets. Chinese economy seems to be recovering. India's going very well, and as they go then, so go the rest of the emerging markets. But also central bank demand is very strong, buying of gold for official reserves. Those two, I think, are the two main drivers.

Douglas Yones:

So, a lot of times we end up in conversations about gold, right? Everyone sort of has their opinion, but a lot of conversation ends up in a couple places. You've got interest rates and how gold may or may not be impacted by interest rates. Also inflation. When we start to think about those two topics, how do you blend it together and how should people think about gold?

George Milling-Stanley:

I think the important thing to realize is that the really important relationship for gold is not with interest rates directly, it's with the dollar. Now, obviously interest rates can have an impact on the dollar as they did in the fall of 2022 when the Fed raised rates by 75 basis points three times in a row. That drove the dollar to a 20-year high against almost every other currency, and that was something of a headwind for gold. So that's the relationship to watch. The other one, you talk about inflation, gold's not a good predictor of inflation, and it's not good as a protection against sudden sharp moves in the rate of inflation. But if we have sustained high inflation, sustained at least 24 months, and high meaning above 5%, then gold tends to do very well. We haven't had that in this particular bait of inflation that we've been going through.

Douglas Yones:

So, for those that aren't aware, GLD is actually coming up on its 20-year anniversary this year, which is phenomenal. So let's take it back to ETF portfolio level. When someone thinks about portfolio management, portfolio allocation, how do they think about gold?

George Milling-Stanley:

I think historically, the promise of gold for investors has had a dual nature. I like that. That over time, not every year, but over time, gold can help to enhance the returns of a properly balanced portfolio. And whether the gold price is going up, down, or sideways, gold is also reducing the risk in a portfolio. If it's enhancing your risk-adjusted returns, that's something I want in my portfolio, Doug.

Douglas Yones:

So, something that I know you get called upon and it's not a perfect science, but when you start to look into the future, whether it be the remainder of 2024, we start to look into next year, how do we start to think about where gold's headed?

George Milling-Stanley:

I think we look at the historical environment that we're in. Macro-economically, it's the kind of environment that has always been favorable for gold in the past. And if we look at geopolitics, then the world's a pretty scary place, and that again, has also usually been favorable for gold. So, I think we're going to see higher prices as the year unfolds.

Douglas Yones:

Okay, so stay tuned as we go forward and start to celebrate even more of the 20th anniversary of GLD.

Now, as a reminder, if you caught this episode live, you're looking for additional thought leadership content, you want to learn more about gold, you can do it all at our website, etfcentral.com. Brought to you by none other than the New York Stock Exchange, the home of ETFs.

Disclosure:

Important Risk Information

ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns. Investing involves risk, and you could lose money on an investment in SPDR® Gold Trust (“GLD®” or “GLD”).

Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Investing in commodities entails significant risk and is not appropriate for all investors.

Important Information Relating to GLD:

GLD has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. Please see each Fund’s prospectus for a detailed discussion of the risks of investing in each Fund’s shares. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Funds or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.

GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of GLD do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent.

The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of GLD’s sponsor.

GLD® is a registered trademark of World Gold Trust Services, LLC used with the permission of World Gold Trust Services, LLC.

For more information, please contact the Marketing Agent for GLD: State Street Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA, 02210; T: +1 866 320 4053 spdrgoldshares.com Intellectual Property Information:

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SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.